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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                                  Commission File Number 1-11802
                                                                         -------

                            QUEBECOR WORLD (USA) INC.
                   (Formerly known as World Color Press, Inc.)
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             (Exact name of registrant as specified in its charter)

                          THE MILL, 340 PEMBERWICK ROAD
                          GREENWICH, CONNECTICUT 06831
                                  203-532-4200
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                6% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE 2007
                    8 3/8% SENIOR SUBORDINATED NOTES DUE 2008
                    7 3/4% SENIOR SUBORDINATED NOTES DUE 2009
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            (Title of each class of securities covered by this Form)

                                 Not applicable
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   (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)     |_|           Rule 12h-3(b)(1)(i)     |_|
      Rule 12g-4(a)(1)(ii)    |_|           Rule 12h-3(b)(1)(ii)    |_|
      Rule 12g-4(a)(2)(i)     |_|           Rule 12h-3(b)(2)(i)     |_|
      Rule 12g-4(a)(2)(ii)    |_|           Rule 12h-3(b)(2)(ii)    |_|
                                            Rule 15d-6              |X|

      Approximate number of holders of record as of the certificate or notice date: AS OF JANUARY 1, 2001:

      6% Convertible Senior Subordinated Notes due 2007     34 holders of record
      8 3/8% Senior Subordinated Notes due 2008             29 holders of record
      7 3/4% Senior Subordinated Notes due 2009             25 holders of record

      Pursuant to the requirements of the Securities Exchange Act of 1934, Quebecor World (USA) Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  August 7, 2001                  By:  /s/ Marie D. Hlavaty
                                          --------------------------------------
                                          Name:  Marie D. Hlavaty
                                          Title:  Executive Vice President